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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                       LEARNING TREE INTERNATIONAL, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                  522015 10 6
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                                (CUSIP Number)

              Theodore F. Guth, 10866 Wilshire Blvd., Suite 1250,
                         Los Angeles, California 90024
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 24, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 6 Pages)
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CUSIP No.                       SCHEDULE 13D   Page     2    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            Theodore F. Guth      081 40 4703
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            United States
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                       (7)     Sole Voting Power
  Number of                      1,506,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       170,200
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     1,506,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 170,200
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            1,676,200
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            Approximately 7.6%
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 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This statement relates to the common stock, $.0001 par value (the "Common Stock") of Learning Tree International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6053 West Century Boulevard, Los Angeles, California 90045.

Item 2.           Identity and Background.

                  This statement is being filed by Theodore Guth, an attorney in private practice with offices at 10866 Wilshire Boulevard, Suite 1250, Los Angeles, California 90024. Mr. Guth's ownership of Common Stock of the Company derives primarily from his role as Trustee under three trusts established by Eric R. and Nancy Garen, the Nancy Garen 1998 Annuity Trust, the Eric R. Garen 1998 Annuity Trust and the Garen Dynasty Trust (collectively, the "Trusts"). During the past five years, Mr. Guth has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Guth is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Guth acquired control over 1,500,000 shares of Common Stock on September 24, 1998 as a result of his appointment as trustee of the Nancy Garen 1998 Annuity Trust and the Eric R. Garen 1998 Annuity Trust and deposit of shares into those trusts by the trustors. Mr. Guth acquired control over an additional 170,200 shares (for a total of 1,670,200 shares, referred



                                   Page 3 of 6
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to below as the "Trust Shares") as a result of his appointment as trustee of the Garen Dynasty Trust, and the deposit of shares into that trust by the trustor. No consideration was paid by the Trusts or the Trustee for the Trust Shares. Mr. Guth also holds, in his own name, and not as trustee, an option to purchase from the Company 12,000 shares of Common Stock of the Company (the "Option"). This option was issued under the Company's stock option plan for employees and consultants in connection with Mr. Guth's provision of services to the Company. The option vests annually as to 25% of the total shares subject to it, and at present is exercisable as to 6,000 shares.

Item 4.           Purpose of Transaction.

                  The contribution of the Trust Shares to the Trusts by Eric R. and Nancy Garen was for charitable and tax planning purposes. The Trusts hold the Trust Shares for investment purposes only, and do not contemplate any efforts to change the Company's business or corporate structure.

Item 5.           Interest in Securities of the Issuer.

            A. The number of shares of Common Stock of the Company outstanding as of August 10, 1998, according to the Company's Form 10-Q for the quarterly period ending June 30, 1998 was 21,994,507. The number of Shares beneficially owned (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) by Mr. Guth is as follows:

-------------------------------------------------------------------------------
CAPACITY                                                     NUMBER OF SHARES
-------------------------------------------------------------------------------
As trustee of the Nancy Garen 1998 Annuity Trust                750,000
-------------------------------------------------------------------------------
As trustee of the Eric R. Garen 1998 Annuity Trust              750,000
-------------------------------------------------------------------------------
As trustee of the Garen Dynasty Trust                           170,200
-------------------------------------------------------------------------------
Vested portion of option to purchase                              6,000
-------------------------------------------------------------------------------
Total                                                         1,676,200
-------------------------------------------------------------------------------





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Based upon the number of shares set forth in the Form 10-Q, the 1,676,200 shares beneficially owned represent approximately 7.6% of the outstanding of the Common Stock of the Company.

                  B. Mr. Guth has sole voting and dispositive powers with respect to the 1,500,000 shares owned by the Nancy Garen 1998 Annuity Trust and the Eric R. Garen 1998 Annuity Trust, and with respect to 3,000 of the 6,000 vested shares subject to the Option. Mr. Guth shares with a co-trustee voting and dispositive powers as to the 170,200 shares owned by the Garen Dynasty Trust.

                  C. During the past sixty (60) days, neither Mr. Guth personally nor the Trusts have effected any transaction in the Common Stock of the Company, other than the receipt by the Trusts of the contribution of the Trust Shares from the trustors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships between the Trust and any other person with respect to the Common Stock held by the Trusts. With respect to the shares of Common Stock which may be purchased by Mr. Guth pursuant to the Option, Mr. Guth has an understanding with the law firm Irell & Manella, where he was previously a partner, that 3,000 of the shares subject to the Option are the property of that firm.

Item 7.           Materials to be Filed as Exhibits.

                  Not applicable.



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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 5, 1998



                                             /s/ THEODORE GUTH
                                             -----------------------------------
                                             Theodore Guth




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